MAYER

BROWN

ROWE

& MAW

July 20, 2004 VIA EDGAR FILING Mr. H. R. Hallock U.S. Securities and Exchange Commission 450 5th Street, NW Washington, D.C. 20549

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019-5820

Main Tel (212) 506-2500

Main Fax (212) 262-1910

www.mayerbrownrowe.com

Ronald M. Feiman

Direct Tel (212) 506-2673

Direct Fax (212) 849-5673

rfeiman@mayerbrownrowe.com

Re:	Security Capital Real Estate Mutual Funds

Incorporated Post-Effective Amendment Filed

Pursuant to Rule 485(a) on May 21, 2004 (File

Nos. 811-8033 and 333-20649)

Dear Mr. Hallock:

As counsel for and on behalf of Security Capital Real Estate Mutual Funds Incorporated (“Corporation”), pursuant to Rule 473(c) under the Securities Act of 1933, the following delaying amendment, prescribed by Rule 473(a) under the Securities Act of 1933, is hereby incorporated into the facing page of the Post-Effective Amendment to the Corporation’s registration statement on Form N-1A filed on May 21, 2004 pursuant to Rule 485(a) under the Securities Act of 1933:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions concerning this letter, please do not hesitate to contact me at (212) 506-2673.

Very truly yours,

/s/    Ronald M. Feiman

Ronald M. Feiman

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